Exhibit 21.1

Subsidiaries	State or country of Incorporation or Organization

Callaway Golf Interactive,Inc.	Texas

Callaway Golf Sales Company	California

CGV, Inc.	California

All-American Golf LLC	California

Callaway Golf Canada Ltd.	Canada

Callaway Golf Europe Ltd.	United Kingdom

Callaway Golf (Germany) GmbH	Germany

Callaway Golf K.K.	Japan

Callaway Golf Korea Ltd.	Korea

Callaway Golf South Pacific Pty Ltd.	Australia

The Top-Flite Golf Company	Delaware